Omnicare, Inc.

Pricing Term Sheet

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 15, 2011

Registration No. 333-166710

September 15, 2011

Omnicare, Inc.

Pricing Supplement

Pricing Supplement dated September 15, 2011 to Preliminary Prospectus Supplement dated September 15, 2011 of Omnicare, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. On May 13, 2010, the Issuer issued $400.0 million aggregate principal amount of 7.750% Senior Subordinated Notes due 2020 (the “initial notes”) pursuant to an indenture dated as of June 13, 2003 and a supplemental indenture dated as of May 18, 2010 among the Issuer, the guarantors party thereto and U.S. Bank National Association, as trustee (together, the “indenture”). The notes offered hereby (the “new notes”) are being issued as additional notes under the indenture. The initial notes and the new notes are collectively referred to in this Pricing Supplement as the “notes.”

Issuer	Omnicare, Inc.

Aggregate Principal Amount Offered	$150,000,000 (which represents an increase of $50,000,000 from the Preliminary Prospectus Supplement). The new notes will have the same terms (other than the issue date and public offering price) and will be part of the same series as the initial notes. The new notes will have the same CUSIP number and ISIN as the initial notes and will be fungible with the initial notes for trading purposes.

Title of Security	7.750% Senior Subordinated Notes due 2020

Maturity	June 1, 2020

Coupon	7.750%

Public Offering Price	100.25% plus accrued interest, if any, from June 1, 2011

Yield to Worst	7.698%

Spread to Treasury	+590 bps

Benchmark	UST 3.5% due May 15, 2020

Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2011

Gross Proceeds	$150,375,000

Underwriting Discount	1.750%

Net Proceeds to Issuer before Expenses	$147,750,000

Optional Redemption	On or after June 1, 2015 at the following redemption prices plus accrued and unpaid interest, if any:

Year	Percentage
2015	103.875%
2016	102.583%
2017	101.292%
2018 and thereafter	100.000%

Make-whole call:	Prior to June 1, 2015 at 100% plus the excess of discounted present value at Treasury plus 50 basis points over outstanding principal amount, plus accrued and unpaid interest, if any.

Optional Redemption with Equity Proceeds:	At any time prior to June 1, 2013, up to 35% may be redeemed at 107.750% plus accrued and unpaid interest, if any.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Use of Proceeds	Redeem the remaining outstanding portion of the Issuer’s 6.875% Senior Subordinated Notes due 2015, redeem the remaining outstanding portion of the Issuer’s 6.125% Senior Subordinated Notes due 2013, and to use any remaining proceeds for general corporate purposes. As of June 30, 2011, $75 million in aggregate principal amount of the 6.125% Senior Subordinated Notes due 2013 was outstanding. Subsequent to June 30, 2011, we redeemed $25 million aggregate principal amount of our 6.125% Senior Subordinated Notes due 2013.

Trade Date	September 15, 2011

Settlement Date	September 20, 2011 (T+3)

Ratings*	Moody’s: Ba3 S&P: BB

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 681904 AM0 ISIN: US681904AM08

Form of Offering	SEC Registered (Registration No. 333-166710)

Joint Book-Running Managers	J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. SunTrust Robinson Humphrey, Inc.

Allocation	Name	Principal Amount of Notes to be Purchased

	J.P. Morgan Securities LLC	$52,500,000

	Barclays Capital Inc.	24,375,000

	Merrill Lynch, Pierce, Fenner & Smith Incorporated	24,375,000

	Goldman, Sachs & Co.	24,375,000

	SunTrust Robinson Humphrey, Inc.	24,375,000

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.